STEALTH BIOTHERAPEUTICS CORP

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way

Camana Bay, Grand Cayman

KY1-9005 Cayman Islands

June 13, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stealth BioTherapeutics Corp

Registration Statement on Form F-1

File No. 333-265423

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Stealth BioTherapeutics Corp hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-265423), so that it may become effective at 4:00 p.m., Eastern time, on June 15, 2022, or as soon as practicable thereafter.

Very truly yours, STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Name: Title:	Irene P. McCarthy Chief Executive Officer